SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Shopify Inc.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

82509L107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 22 Pages

Exhibit Index Contained on Page 22

CUSIP NO. 82509L107	13 G	Page 2 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgian Partners Growth Fund I, LP (“Growth Fund I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

142,366 shares of the Issuer’s Class A Subordinate Voting Shares (the “Class A Shares”), all of which shares are held by Georgian Partners I GP Inc. (“Growth I GP Inc.”) as nominee for Growth Fund I; except that (a) Georgian Partners I GP, LP, the sole general partner of Growth Fund I (“Direct GP I”), may be deemed to have sole power to vote such shares, (b) Growth I GP Inc., the sole general partner of Direct GP I, may, by virtue of its ultimate general partner status with regard to Growth Fund I and nominee relationship with regard to the shares, be deemed to have sole power to vote such shares, and (c) John Berton (“Berton”), Simone Chong (“Chong”) and Justin Lafayette (“Lafayette”), the managing directors of Growth I GP Inc., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

142,366 shares of the Class A Shares, all of which shares are held by Growth I GP Inc. as nominee for Growth Fund I; except that (a) Direct GP I, the sole general partner of Growth Fund I, may be deemed to have sole power to dispose of such shares, (b) Growth I GP Inc., the sole general partner of Direct GP I, may, by virtue of its ultimate general partner status with regard to Growth Fund I and nominee relationship with regard to the shares, be deemed to have sole power to dispose of such shares, and (c) Berton, Chong and Lafayette, the managing directors of Growth I GP Inc., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,366*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be deemed to have beneficially owned 981,883 shares of the Issuer’s Class A Shares and 1,420,932 shares of the Issuer’s Class B multiple voting shares (“Class B Shares”), all of which were held directly by Growth I GP Inc. as nominee for the Reporting Person and which represented 4.1% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 3 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgian Partners Growth Fund (International) I, LP (“Growth Fund I International”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

14,795 shares of Class A Shares, all of which shares are held by Growth I GP Inc. as nominee for Growth Fund I International; except that (a) Direct GP I, the sole general partner of Growth Fund I International, may be deemed to have sole power to vote such shares, (b) Growth I GP Inc., the sole general partner of Direct GP I, may, by virtue of its ultimate general partner status with regard to Growth Fund I International and nominee relationship with regard to the shares, be deemed to have sole power to vote such shares, and (c) Berton, Chong and Lafayette, the managing directors of Growth I GP Inc., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

14,795 shares of Class A Shares, all of which shares are held by Growth I GP Inc. as nominee for Growth Fund I International; except that (a) Direct GP I, the sole general partner of Growth Fund I International, may be deemed to have sole power to dispose of such shares, (b) Growth I GP Inc., the sole general partner of Direct GP I, may, by virtue of its ultimate general partner status with regard to Growth Fund I International and nominee relationship with regard to the shares, be deemed to have sole power to dispose of such shares, and (c) Berton, Chong and Lafayette, the managing directors of Growth I GP Inc., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,795*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be deemed to have beneficially owned 102,039 shares of the Issuer’s Class A Shares and 147,666 shares of the Class B Shares, all of which were held directly by Growth I GP Inc. as nominee for the Reporting Person, which represented 0.4% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 4 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgian Partners Growth Fund (Founders) I, LP (“Growth Fund I Founders”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

13,662 shares of Class A Shares, all of which shares are held by Growth I GP Inc. as nominee for Growth Fund I Founders; except that (a) Direct GP I, the sole general partner of Growth Fund I Founders, may be deemed to have sole power to vote such shares, (b) Growth I GP Inc., the sole general partner of Direct GP I, may, by virtue of its ultimate general partner status with regard to Growth Fund I Founders and nominee relationship with regard to the shares, be deemed to have sole power to vote such shares, and (c) Berton, Chong and Lafayette, the managing directors of Growth I GP Inc., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

13,662 shares of Class A Shares, all of which shares are held by Growth I GP Inc. as nominee for Growth Fund I Founders; except that (a) Direct GP I, the sole general partner of Growth Fund I Founders, may be deemed to have sole power to dispose of such shares, (b) Growth I GP Inc., the sole general partner of Direct GP I, may, by virtue of its ultimate general partner status with regard to Growth Fund I Founders and nominee relationship with regard to the shares, be deemed to have sole power to dispose of such shares, and (c) Berton, Chong and Lafayette, the managing directors of Growth I GP Inc., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,662*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be deemed to have beneficially owned 94,228 shares of the Issuer’s Class A Shares and 136,362 shares of the Class B Shares, all of which were held directly by Growth I GP Inc. as nominee for the Reporting Person, which represented 0.4% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 5 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgian Partners Growth Fund (Founders International) I, LP (“Growth Fund I Founders International”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,168 shares of Class A Shares, all of which shares are held by Growth I GP Inc. as nominee for Growth Fund I Founders International; except that (a) Direct GP I, the sole general partner of Growth Fund I Founders International, may be deemed to have sole power to vote such shares, (b) Growth I GP Inc., the sole general partner of Direct GP I, may, by virtue of its ultimate general partner status with regard to Growth Fund I Founders International and nominee relationship with regard to the shares, be deemed to have sole power to vote such shares, and (c) Berton, Chong and Lafayette, the managing directors of Growth I GP Inc., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,168 shares of Class A Shares, all of which shares are held by Growth I GP Inc. as nominee for Growth Fund I Founders International; except that (a) Direct GP I, the sole general partner of Growth Fund I Founders International, may be deemed to have sole power to dispose of such shares, (b) Growth I GP Inc., the sole general partner of Direct GP I, may, by virtue of its ultimate general partner status with regard to Growth Fund I Founders International and nominee relationship with regard to the shares, be deemed to have sole power to dispose of such shares, and (c) Berton, Chong and Lafayette, the managing directors of Growth I GP Inc., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be deemed to have beneficially owned 21,850 shares of the Issuer’s Class A Shares and 31,620 shares of Class B Shares, which represented 0.1% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 6 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgian Growth Fund 1 LP (“SA Growth 1”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Class A Shares.**
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares of Class A Shares.**
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares held by and the percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be deemed to have beneficially owned 303,030 shares of the Issuer’s Class A Shares, which represented 0.5% of the Issuer’s Class A Shares outstanding at the time. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). The Class A Shares reported in this footnote were held directly by SA Growth 1, except that (a) Growth I GP Inc., the sole general partner of SA Growth 1, may have been deemed to have sole power to vote and dispose of such shares and (b) Berton, Chong and Lafayette, the managing directors of Growth I GP Inc., may be been deemed to have shared power to vote and dispose of such shares.

CUSIP NO. 82509L107	13 G	Page 7 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgian Partners Growth Fund II, LP (“Growth Fund II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

346,697 shares of Class A Shares, all of which shares are held by Georgian Partners II GP Inc. (“Growth II GP Inc.”) as nominee for Growth Fund II; except that (a) Georgian Partners II GP, LP, the sole general partner of Growth Fund II (“Direct GP II”), may be deemed to have sole power to vote such shares, (b) Growth I GP Inc., the sole general partner of Direct GP II, may be deemed to have sole power to vote such shares, (c) Growth II GP Inc. may, by virtue of its nominee relationship with respect to the shares, be deemed to have sole power to vote such shares, and (c) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

346,697 shares of Class A Shares, all of which shares are held by Growth II GP Inc. as nominee for Growth Fund II; except that (a) Georgian Partners II GP, LP, the sole general partner of Growth Fund II (“Direct GP II”), may be deemed to have sole power to dispose of such shares, (b) Growth I GP Inc., the sole general partner of Direct GP II, may be deemed to have sole power to dispose of such shares, (c) Growth II GP Inc. may, by virtue of its nominee relationship with respect to the shares, be deemed to have sole power to dispose of such shares, and (c) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,697 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be deemed to have beneficially owned 346,697 shares of the Issuer’s Class B Shares, which represented 0.6% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 8 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgian Partners Growth Fund (International) II, LP (“Growth Fund II International”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

68,498 shares of Class A Shares, all of which shares are held by Growth II GP Inc. as nominee for Growth Fund II International; except that (a) Direct GP II, the sole general partner of Growth Fund II International, may be deemed to have sole power to vote such shares, (b) Growth I GP Inc., the sole general partner of Direct GP II, may be deemed to have sole power to vote such shares, (c) Growth II GP Inc. may, by virtue of its nominee relationship with respect to the shares, be deemed to have sole power to vote such shares, and (c) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

68,498 shares of Class A Shares, all of which shares are held by Growth II GP Inc. as nominee for Growth Fund II International; except that (a) Direct GP II, the sole general partner of Growth Fund II International, may be deemed to have sole power to dispose of such shares, (b) Growth I GP Inc., the sole general partner of Direct GP II, may be deemed to have sole power to dispose of such shares, (c) Growth II GP Inc. may, by virtue of its nominee relationship with respect to the shares, be deemed to have sole power to dispose of such shares, and (c) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,498*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be deemed to have beneficially owned 68,498 shares of the Issuer’s Class B Shares, which represented 0.1% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 9 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgian Partners I GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

173,991 shares of Class A Shares, all of which shares are held by Growth I GP Inc. as nominee for Growth Fund I, Growth Fund I International, Growth Fund I Founders and Growth Fund I Founders International (collectively, the “Growth I Funds”); except that (a) Direct GP I, the sole general partner of each of the Growth I Funds, may be deemed to have sole power to vote such shares, (b) Growth I GP Inc., the sole general partner of Direct GP I, may, by virtue of its ultimate general partner status with regard to each of the Growth I Funds and nominee relationship with regard to the shares, be deemed to have sole power to vote such shares, and (c) Berton, Chong and Lafayette, the managing directors of Growth I GP Inc., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

173,991 shares of Class A Shares, all of which shares are held by Growth I GP Inc. as nominee for the Growth I Funds; except that (a) Direct GP I, the sole general partner of each of the Growth I Funds, may be deemed to have sole power to dispose of such shares, (b) Growth I GP Inc., the sole general partner of Direct GP I, may, by virtue of its ultimate general partner status with regard to each of the Growth I Funds and nominee relationship with regard to the shares, be deemed to have sole power to dispose of such shares, and (c) Berton, Chong and Lafayette, the managing directors of Growth I GP Inc., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,991*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and the percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be deemed to have held, as the general partner of each of the Growth I Funds, 1,200,000 shares of the Issuer’s Class A Shares and 1,736,580 shares of the Class B Shares, all of which were held directly by Growth I GP Inc. as nominee for each of the Growth I Funds and which represented 5.0% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 10 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgian Partners II GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

415,195 shares of Class A Shares, all of which shares are held by Growth II GP Inc. as nominee for Growth Fund II and Growth Fund II International (collectively, the “Growth II Funds”); except that (a) Direct GP II, the sole general partner of each of the Growth II Funds, may be deemed to have sole power to vote such shares, (b) Growth I GP Inc., the sole general partner of Direct GP II, may be deemed to have sole power to vote such shares, (c) Growth II GP Inc. may, by virtue of its nominee relationship with respect to the shares, be deemed to have sole power to vote such shares and (d) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

415,195 shares of Class A Shares, all of which shares are held by Growth II GP Inc. as nominee for the Growth II Funds; except that (a) Direct GP II, the sole general partner of each of the Growth II Funds, may be deemed to have sole power to dispose of such shares, (b) Growth I GP Inc., the sole general partner of Direct GP II, may be deemed to have sole power to dispose of such shares, (c) Growth II GP Inc. may, by virtue of its nominee relationship with respect to the shares, be deemed to have sole power to dispose of such shares and (d) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,195*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and the percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be deemed to have held, as the general partner of each of the Growth II Funds, 415,195 shares of the Class B Shares, all of which were held directly by Growth II GP Inc. as nominee for each of the Growth II Funds and which represented 0.7% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 11 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgian Partners I GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

589,186 shares of Class A Shares, (a) 173,991 of which shares are held by Growth I GP Inc. as nominee for the Growth I Funds; except that Direct GP I, the sole general partner of each of the Growth I Funds, may be deemed to have sole power to vote 173,991 of such shares, (b) 415,195 of which shares are held by Growth II GP Inc. as nominee for the Growth II Funds; except that (i) Direct GP II, the sole general partner of each of the Growth II Funds, may be deemed to vote 415,915 of such shares, (ii) Growth II GP Inc. may, by virtue of its nominee agreement with respect to the Growth II Funds’ shares, be deemed to have shared power to vote 415,915 of such shares and (c) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to vote all of such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

589,186 shares of Class A Shares, (a) 173,991 of which shares are held by Growth I GP Inc. as nominee for the Growth I Funds; except that Direct GP I, the sole general partner of each of the Growth I Funds, may be deemed to have sole power to dispose of 173,991 of such shares, (b) 415,195 of which shares are held by Growth II GP Inc. as nominee for the Growth II Funds; except that (i) Direct GP II, the sole general partner of each of the Growth II Funds, may be deemed to dispose of 415,915 of such shares, (ii) Growth II GP Inc. may, by virtue of its nominee agreement with respect to the Growth II Funds’ shares, be deemed to have shared power to dispose of 415,915 of such shares and (c) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to dispose of all of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,186*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and the percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person held, as nominee for the Growth I Funds and by virtue of its general partner status with respect to the Growth I Funds, 1,200,000 shares of the Issuer’s Class A Shares and 1,736,580 shares of the Class B Shares, 415,915 shares of the Issuer’s Class B Shares by virtue of its general partner status with respect to the Growth II Funds and 303,030 shares of the Issuers Class B Shares by virtue of its general partner status with respect to the SA Growth 1 Fund, which, in aggregate, represented 6.2% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s Class B Shares into Class A Shares. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 12 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgian Partners II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

415,915 shares of Class A Shares, all of which are held by Growth II GP Inc. as nominee for the Growth II Funds; except that (a) Direct GP II, the sole general partner of the Growth II Funds, may be deemed to have sole power to vote such shares, (b) Growth I GP Inc., the general partner of Direct GP II, may be deemed to have sole power to vote these shares, (c) Growth II GP Inc. may, by virtue of its nominee relationship with the shares, be deemed to have sole power to vote these shares and (d) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to vote all of such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

415,915 shares of Class A Shares, all of which are held by Growth II GP Inc. as nominee for the Growth II Funds; except that (a) Direct GP II, the general partner of the Growth II Funds, may be deemed to have sole power to dispose of such shares, (b) Growth I GP Inc., the general partner of Direct GP II, may be deemed to have sole power to dispose of these shares, (c) Growth II GP Inc. may, by virtue of its nominee relationship with the shares, be deemed to have sole power to dispose of these shares and (d) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to dispose of all of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,915*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%*
12	TYPE OF REPORTING PERSON* FI

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and the percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be deemed to have held, by virtue of its nominee agreement with respect to all of the shares of the Growth II Funds, 415,195 shares of the Class B Shares which represented 0.7% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 13 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Berton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
6

SHARED VOTING POWER

589,186 shares of Class A Shares, 173,991 of which shares are held by Growth I GP Inc. as nominee for the Growth I Funds and 415,915 of which are held by Growth II GP Inc. as nominee for the Growth II Funds; except that (a) Direct GP I, the sole general partner of each of the Growth I Funds, may be deemed to have sole power to vote 173,991 of such shares, (b) Direct GP II, the sole general partner of each of the Growth II Funds, may be deemed to vote 415,915 of such shares, (c) Growth I GP Inc., the general partner of each of Direct GP I and Direct GP II, and, by virtue of its nominee agreement with respect to the Growth I Funds, may be deemed to have the power to vote all of such shares, (d) Growth II GP Inc. may, by virtue of its nominee agreement with respect to the Growth II Funds, be deemed to have the power to vote 415,915 of such shares, and (e) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to vote all of such shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
8

SHARED DISPOSITIVE POWER

589,186 shares of Class A Shares, 173,991 of which shares are held by Growth I GP Inc. as nominee for the Growth I Funds and 415,915 of which are held by Growth II GP Inc. as nominee for the Growth II Funds; except that (a) Direct GP I, the sole general partner of each of the Growth I Funds, may be deemed to have sole power to dispose of 173,991 of such shares, (b) Direct GP II, the sole general partner of each of the Growth II Funds, may be deemed to dispose of 415,915 of such shares, (c) Growth I GP Inc., the general partner of each of Direct GP I and Direct GP II, and, by virtue of its nominee agreement with respect to the Growth I Funds, may be deemed to have the power to dispose of all of such shares, (d) Growth II GP Inc. may, by virtue of its nominee agreement with respect to the Growth II Funds, be deemed to have the power to dispose of 415,915 of such shares, and (e) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to dispose of all of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,186*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%*
12	TYPE OF REPORTING PERSON* IN

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and the percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be have deemed to have held, as a managing director of Growth I GP Inc., 1,503,030 shares of the Issuer’s Class A Shares and 2,151,775 shares of the Class B Shares (1,200,000 Class A Shares and 1,726,580 Class B Shares of which were held directly by Growth I GP Inc. as nominee for the Growth I Funds, 303,030 Class A Shares of which were held by SA Growth 1 and 415,915 Class B Shares of which were held directly by Growth II GP Inc. as nominee for the Growth II Funds) and which, in aggregate, represented 6.2% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 14 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Simon Chong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
6

SHARED VOTING POWER

589,186 shares of Class A Shares, 173,991 of which shares are held by Growth I GP Inc. as nominee for the Growth I Funds and 415,915 of which are held by Growth II GP Inc. as nominee for the Growth II Funds; except that (a) Direct GP I, the sole general partner of each of the Growth I Funds, may be deemed to have sole power to vote 173,991 of such shares, (b) Direct GP II, the sole general partner of each of the Growth II Funds, may be deemed to vote 415,915 of such shares, (c) Growth I GP Inc., the general partner of each of Direct GP I and Direct GP II, and, by virtue of its nominee agreement with respect to the Growth I Funds, may be deemed to have the power to vote all of such shares, (d) Growth II GP Inc. may, by virtue of its nominee agreement with respect to the Growth II Funds, be deemed to have the power to vote 415,915 of such shares, and (e) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to vote all of such shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
8

SHARED DISPOSITIVE POWER

589,186 shares of Class A Shares, 173,991 of which shares are held by Growth I GP Inc. as nominee for the Growth I Funds and 415,915 of which are held by Growth II GP Inc. as nominee for the Growth II Funds; except that (a) Direct GP I, the sole general partner of each of the Growth I Funds, may be deemed to have sole power to dispose of 173,991 of such shares, (b) Direct GP II, the sole general partner of each of the Growth II Funds, may be deemed to dispose of 415,915 of such shares, (c) Growth I GP Inc., the general partner of each of Direct GP I and Direct GP II, and, by virtue of its nominee agreement with respect to the Growth I Funds, may be deemed to have the power to dispose of all of such shares, (d) Growth II GP Inc. may, by virtue of its nominee agreement with respect to the Growth II Funds, be deemed to have the power to dispose of 415,915 of such shares, and (e) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to dispose of all of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,186*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%*
12	TYPE OF REPORTING PERSON* IN

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and the percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be have deemed to have held, as a managing director of Growth I GP Inc., 1,503,030 shares of the Issuer’s Class A Shares and 2,151,775 shares of the Class B Shares (1,200,000 Class A Shares and 1,726,580 Class B Shares of which were held directly by Growth I GP Inc. as nominee for the Growth I Funds, 303,030 Class A Shares of which were held by SA Growth 1 and 415,915 Class B Shares of which were held directly by Growth II GP Inc. as nominee for the Growth II Funds) and which, in aggregate, represented 6.2% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The foregoing calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 15 of 25

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Justin Lafayette
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
6

SHARED VOTING POWER

589,186 shares of Class A Shares, 173,991 of which shares are held by Growth I GP Inc. as nominee for the Growth I Funds and 415,915 of which are held by Growth II GP Inc. as nominee for the Growth II Funds; except that (a) Direct GP I, the sole general partner of each of the Growth I Funds, may be deemed to have sole power to vote 173,991 of such shares, (b) Direct GP II, the sole general partner of each of the Growth II Funds, may be deemed to vote 415,915 of such shares, (c) Growth I GP Inc., the general partner of each of Direct GP I and Direct GP II, and, by virtue of its nominee agreement with respect to the Growth I Funds, may be deemed to have the power to vote all of such shares, (d) Growth II GP Inc. may, by virtue of its nominee agreement with respect to the Growth II Funds, be deemed to have the power to vote 415,915 of such shares, and (e) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to vote all of such shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
8

SHARED DISPOSITIVE POWER

589,186 shares of Class A Shares, 173,991 of which shares are held by Growth I GP Inc. as nominee for the Growth I Funds and 415,915 of which are held by Growth II GP Inc. as nominee for the Growth II Funds; except that (a) Direct GP I, the sole general partner of each of the Growth I Funds, may be deemed to have sole power to dispose of 173,991 of such shares, (b) Direct GP II, the sole general partner of each of the Growth II Funds, may be deemed to dispose of 415,915 of such shares, (c) Growth I GP Inc., the general partner of each of Direct GP I and Direct GP II, and, by virtue of its nominee agreement with respect to the Growth I Funds, may be deemed to have the power to dispose of all of such shares, (d) Growth II GP Inc. may, by virtue of its nominee agreement with respect to the Growth II Funds, be deemed to have the power to dispose of 415,915 of such shares, and (e) Berton, Chong and Lafayette, the managing directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to dispose of all of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,186*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%*
12	TYPE OF REPORTING PERSON* IN

*	Based on 77,030,952 shares of the Issuer’s Class A Shares outstanding as of December 31, 2016 and as reported on the Issuer’s report on Form 40-F filed with the Securities and Exchange Commission on February 15, 2017 (SEC Accession Number 0001594805-17-000007). The number of shares and the percent of class held by the Reporting Person and reported on this cover page is as of December 31, 2016. As of December 31, 2015, the Reporting Person may be have deemed to have held, as a managing director of Growth I GP Inc., 1,503,030 shares of the Issuer’s Class A Shares and 2,151,775 shares of the Class B Shares (1,200,000 Class A Shares and 1,726,580 Class B Shares of which were held directly by Growth I GP Inc. as nominee for the Growth I Funds, 303,030 Class A Shares of which were held by SA Growth 1 and 415,915 Class B Shares of which were held directly by Growth II GP Inc. as nominee for the Growth II Funds) and which, in aggregate, represented 6.2% of the Issuer’s Class A Shares outstanding at the time, assuming the conversion of the Reporting Person’s shares of Class B Shares into Class A Shares. The calculation of the Reporting Person’s percent of Class A Shares beneficially owned is based on 56,877,089 Class A Shares outstanding as of December 31, 2015 and as reported on the Issuer’s report on 20-F filed with the Securities and Exchange Commission on February 17, 2016 (SEC Accession Number 0001594805-16-000019). Shares of the Issuer’s Class B Shares are convertible into Class A Shares on a one-for-one basis at the option of the holder and each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on all matters requiring shareholder approval.

CUSIP NO. 82509L107	13 G	Page 16 of 25

ITEM 1(A).	NAME OF ISSUER

Shopify Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

150 Elgin Street, 8th Floor

Ottawa, Ontario, Canada K2P 1L4

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Growth Fund I, Growth Fund I International, Growth Fund I Founders, Growth Fund I Founders International, Growth Fund II, Growth Fund II International, SA Growth 1, Direct GP I, Direct GP II, Growth I GP Inc. and Growth II GP Inc. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Growth I GP Inc. holds certain of the shares of the Issuer as nominee for the Growth I Funds. Growth II GP Inc. holds certain of the shares of the Issuer as nominee for the Growth II Funds. Direct GP I, the sole general partner of each of the Growth I Funds, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held by Growth I GP Inc. as nominee on behalf of the Growth I Funds. Direct GP II, the sole general partner of each of the Growth II Funds, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held by Growth II GP Inc. as nominee on behalf of the Growth II Funds. Growth I GP Inc., the sole general partner of each of Direct GP I and Direct GP II, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer that it holds as nominee for the Growth I Funds. In addition, by virtue of its general partner status with regard to the Growth I Funds, the Growth II Funds, Direct GP I, Direct GP II and SA Growth 1, Growth I GP Inc. may be deemed to have sole power to vote and sole power to dispose of all of the shares of the Issuer deemed to be held by the Growth I Funds, Growth II Funds and SA Growth 1. Growth II GP Inc. may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer that it holds as nominee for the Growth II Funds. Berton, Chong and Lafayette, the Managing Directors of each of Growth I GP Inc. and Growth II GP Inc., may be deemed to have shared power to vote and shared power to dispose of the shares of the Issuer held by Growth I GP Inc. as nominee for the Growth I Funds, the shares of the Issuer held by Growth II GP Inc. as nominee for the Growth II Funds and the shares of the Issuer owned directly by SA Growth 1, respectively.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Georgian Partners

2 St Claire Ave West, Suite 1400

Toronto, Ontario, Canada M4V IL5

ITEM 2(C)	CITIZENSHIP

Growth Fund I, Growth Fund I International, Growth Fund I Founders, Growth Fund I Founders International, Growth Fund II, Growth Fund II International, SA Growth 1, Direct GP I and Direct GP II are Ontario limited partnerships. Growth I GP Inc. and Growth II GP Inc. are Ontario corporations. Berton, Chong and Lafayette are Canadian citizens.

CUSIP NO. 82509L107	13 G	Page 17 of 25

ITEM 2(D)	AND (E). TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Subordinate Voting Shares

CUSIP # 82509L107

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.*

(a)	Amount beneficially owned:

See	Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See	Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

X

CUSIP NO. 82509L107	13 G	Page 18 of 25

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Growth Fund I, Growth Fund I International, Growth Fund I Founders, Growth Fund I Founders International, Growth Fund II, Growth Fund II International, SA Growth 1, Direct GP I and Direct GP II and the articles of incorporation of each of Growth I GP Inc. and Growth II GP Inc., the general and limited partners or managing directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 82509L107	13 G	Page 19 of 25

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017

GEORGIAN PARTNERS GROWTH FUND I, LP
By: Georgian Partners I GP, LP, its general partner
By: Georgian Partners I GP Inc., its general partner

By:	/s/ John Berton
Name:	John Berton
Title:	Managing Director

GEORGIAN PARTNERS GROWTH FUND (INTERNATIONAL) I, LP
By: Georgian Partners I GP, LP, its general partner
By: Georgian Partners I GP Inc., its general partner

By:	/s/ John Berton
Name:	John Berton
Title:	Managing Director

GEORGIAN PARTNERS GROWTH FUND (FOUNDERS) I, LP
By: Georgian Partners I GP, LP, its general partner
By: Georgian Partners I GP Inc., its general partner

By:	/s/ John Berton
Name:	John Berton
Title:	Managing Director

GEORGIAN PARTNERS GROWTH FUND (FOUNDERS INTERNATIONAL) I, LP
By: Georgian Partners I GP, LP, its general partner
By: Georgian Partners I GP Inc., its general partner

By:	/s/ John Berton
Name:	John Berton
Title:	Managing Director

GEORGIAN PARTNERS GROWTH FUND II, LP
By: Georgian Partners II GP, LP, its general partner
By: Georgian Partners I GP Inc., its general partner

By:	/s/ John Berton
Name:	John Berton
Title:	Managing Director

CUSIP NO. 82509L107	13 G	Page 20 of 25

GEORGIAN PARTNERS GROWTH FUND (INTERNATIONAL) II, LP
By: Georgian Partners II GP, LP, its general partner
By: Georgian Partners I GP Inc., its general partner

By:	/s/ John Berton
Name:	John Berton
Title:	Managing Director

GEORGIAN GROWTH FUND 1, LP
By: Georgian Partners I GP Inc., its general partner

By:	/s/ John Berton
Name:	John Berton
Title:	Managing Director

GEORGIAN PARTNERS I GP, LP
By: Georgian Partners I GP Inc., its general partner

By:	/s/ John Berton
Name:	John Berton
Title:	Managing Director

GEORGIAN PARTNERS II GP, LP
By: Georgian Partners I GP Inc., its general partner

By:	/s/ John Berton
Name:	John Berton
Title:	Managing Director

GEORGIAN PARTNERS I GP INC.

By:	/s/ John Berton
Name:	John Berton
Title:	Managing Director

GEORGIAN PARTNERS II GP INC.

By:	/s/ John Berton
Name:	John Berton
Title:	Managing Director

JOHN BERTON

/s/ John Berton
John Berton

CUSIP NO. 82509L107	13 G	Page 21 of 25

SIMON CHONG

/s/ Simon Chong
Simon Chong

JUSTIN LAFAYETTE

/s/ Justin Lafayette
Justin Lafayette

CUSIP NO. 82509L107	13 G	Page 22 of 25

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	23